UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒  Merger

☐  Liquidation

☐  Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

☐  Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Transamerica Partners Portfolios (the “Registrant”), on behalf of its series Transamerica Partners Balanced Portfolio, Transamerica Partners Core Bond Portfolio, Transamerica Partners Government Money Market Portfolio, Transamerica Partners High Quality Bond Portfolio, Transamerica Partners High Yield Bond Portfolio, Transamerica Partners Inflation-Protected Securities Portfolio, Transamerica Partners International Equity Portfolio, Transamerica Partners Large Core Portfolio, Transamerica Partners Large Growth Portfolio, Transamerica Partners Large Value Portfolio, Transamerica Partners Mid Growth Portfolio, Transamerica Partners Mid Value Portfolio, Transamerica Partners Small Core Portfolio, Transamerica Partners Small Growth Portfolio and Transamerica Partners Small Value Portfolio.

3.	Securities and Exchange Commission File No.: 811-08272

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application    ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1801 California Street

Suite 5200

Denver, CO 80202

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Ms. Tané Tyler

1801 California Street

Suite 5200

Denver, CO 80202

Office: (720) 493-4256

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940, as amended (the “Act”):

Transamerica Fund Services, Inc.

1801 California St., Suite 5200

Denver, CO 80202

State Street Bank and Trust Company

225 Franklin Street

Boston, MA 02110

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒   Open-end             ☐   Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Manager

Transamerica Asset Management, Inc.

1801 California Street, Suite 5200

Denver, CO 80202

Sub-Advisers

Transamerica Partners Balanced Portfolio, Transamerica Partners Core Bond Portfolio and Transamerica Partners Government Money Market Portfolio:

Aegeon USA Investment Management, LLC

4333 Edgewood Road NE

Cedar Rapids, IA 52499

Transamerica Partners Large Core Portfolio and Transamerica Partners Large Value Portfolio:

AJO, LP

230 South Broad Street, 20th Floor

Philadelphia, PA 19102

Transamerica Partners Inflation-Protected Securities Portfolio:

BlackRock Financial Management, Inc.

55 East 52nd Street

New York, NY 10055

BlackRock International Ltd. (sub-sub-adviser)

Drapers Gardens 12 Throgmorton Avenue

EC2N 2DL- LO9 London

United Kingdom

Transamerica Partners Small Value Portfolio:

Boston Advisors, LLC

1 Liberty Square

Boston, MA 02109

Transamerica Partners Mid Value Portfolio:

Cramer, Rosenthal, McGlynn, LLC

520 Madison Avenue, 20th Floor

New York, NY 10022

Transamerica Partners Mid Growth Portfolio:

Columbus Circle Investors

One Station Place

Stamford, CT 06902

Transamerica Partners Small Core Portfolio:

Fort Washington Investment Advisors, Inc.

303 Broadway, Suite 1200

Cincinnati, OH 45202

Transamerica Partners Small Core Portfolio:

Invesco Advisers, Inc.

1555 Peachtree St. NE

Atlanta, GA 30309

Transamerica Partners Large Growth Portfolio:

Jennison Associates LLC

466 Lexington Avenue

New York, NY 10017

Transamerica Partners Balanced Portfolio and Transamerica Partners Mid Value Portfolio:

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, NY 10017

Transamerica Partners High Quality Bond Portfolio:

Merganser Capital Management, LLC

99 High Street

Boston, MA 02110

Transamerica Partners Mid Growth Portfolio:

Quantum Capital Management

311 California Street, Suite 510

San Francisco, CA 94104

Transamerica Partners Small Growth Portfolio:

Ranger Investment Management, L.P.

2828 N. Harwood Street, Suite 1900

Dallas, TX 75201

Transamerica Partners Small Core Portfolio:

Systematic Financial Management, L.P.

300 Frank W. Burr Blvd. Glenpointe East, 7th Floor

Teaneck, NJ 07666

Transamerica Partners International Equity Portfolio and Transamerica Partners Mid Value Portfolio:

Thompson, Siegel & Walmsley LLC

6641 West Broad Street, Suite 600

Richmond, VA 23230

Transamerica Partners International Equity Portfolio:

Thornburg Investment Management, Inc.

2300 North Ridgetop Road

Santa Fe, NM 87506

Transamerica Partners Large Growth Portfolio, Transamerica Partners Small Core Portfolio and Transamerica Partners Small Value Portfolio:

Wellington Asset Management LLP

280 Congress Street

Boston, MA 02210

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Transamerica Capital Inc.

1801 California Street, Suite 5200

Denver, CO 80202

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and addressees):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes    ☒  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes    ☐  No

If Yes, state the date on which the board vote took place: July 14, 2016

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes    ☐  No

If Yes, state the date on which the shareholder vote took place:

For the mergers of Transamerica Partners High Yield Bond Portfolio, Transamerica Partners International Equity Portfolio, Transamerica Partners Small Growth Portfolio, Transamerica Partners Small Value Portfolio, Transamerica Partners Mid Growth Portfolio, Transamerica Partners Mid Value Portfolio, Transamerica Partners High Quality Bond Portfolio, Transamerica Partners Inflation-Protected Securities Portfolio, Transamerica Partners Large Growth Portfolio and Transamerica Partners Large Value Portfolio, the shareholder vote took place on February 10, 2017.

For the mergers of Transamerica Partners Large Core Portfolio and Transamerica Partners Small Core Portfolio, the shareholder vote took place on February 24, 2017.

For the merger of Transamerica Partners Core Bond Portfolio, the shareholder vote took place on March 24, 2017.

For the mergers of Transamerica Partners Balanced Portfolio and Transamerica Partners Government Money Market Portfolio, the shareholder vote took place on April 20, 2017.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes    ☐  No

(a) If Yes, list the date(s) on which the fund made those distributions:

Mergers of Transamerica Partners International Equity Portfolio, Transamerica Partners Large Core Portfolio, Transamerica Partners Large Growth Portfolio, Transamerica Partners Mid Growth Portfolio, Transamerica Partners Small Core Portfolio and Transamerica Partners Small Growth Portfolio – March 10, 2017.

Mergers of Transamerica Partners Core Bond Portfolio, Transamerica Partners High Yield Bond Portfolio and Transamerica Partners Mid Value Portfolio – March 24, 2017.

Mergers of Transamerica Partners High Quality Bond Portfolio, Transamerica Partners Inflation-Protected Securities Portfolio and Transamerica Partners Small Value Portfolio – April 21, 2017.

Merger of Transamerica Partners Large Value Portfolio — May 5, 2017.

Merger of Transamerica Partners Balanced Portfolio — September 15, 2017.

Merger of Transamerica Partners Government Money Market Portfolio – October 13, 2017.

(b) Were the distributions made on the basis of net assets?    ☒  Yes    ☐  No

(c) Were the distributions made pro rata based on share ownership?    ☒  Yes    ☐  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes    ☐    No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes    ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes    ☐  No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes    ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes    ☒  No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

☐  Yes    ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes    ☒  No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$556,036.48

(ii)	Accounting expenses:	$319,725.25

(iii)	Other expenses (list and identify separately):
	Printing & Mailing	$781,748.80

	Regulatory Filings	$114,687.63

(iv)	Total expenses (sum of lines (i)-(iii) above):	$1,772,198.16

(b)    How were those expenses allocated?

The expenses incurred in connection with the reorganizations of the series of the Registrant were shared equally by Transamerica Asset Management, Inc., on the one hand, and, subject to certain limitations, the applicable series of the Registrant and the corresponding destination series of Transamerica Funds (and ultimately the shareholders of those funds), on the other. The expenses were allocated among the funds in accordance with a cost sharing methodology approved by the Boards of the Registrant and Transamerica Funds based on, among other factors, the expected benefits of the reorganizations to the relevant funds.

(c)    Who paid those expenses?

Please see the response to 22(b).

(d)    How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? ☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes    ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes    ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Registrant Series	Corresponding Destination Series*
Transamerica Partners Balanced Portfolio	Transamerica Balanced II

Transamerica Partners Core Bond Portfolio	Transamerica Intermediate Bond

Transamerica Partners Government Money Market Portfolio	Transamerica Government Money Market

Transamerica Partners High Quality Bond Portfolio	Transamerica High Quality Bond

Transamerica Partners Inflation-Protected Securities Portfolio	Transamerica Inflation-Protected Securities

Transamerica Partners High Yield Bond Portfolio	Transamerica High Yield Bond

Transamerica Partners International Equity Portfolio	Transamerica International Equity

Transamerica Partners Large Core Portfolio	Transamerica Large Core

Transamerica Partners Large Growth Portfolio	Transamerica Large Growth

Transamerica Partners Large Value Portfolio	Transamerica Large Value Opportunities

Transamerica Partners Mid Growth Portfolio	Transamerica Mid Cap Growth

Transamerica Partners Mid Value Portfolio	Transamerica Mid Cap Value Opportunities

Transamerica Partners Small Core Portfolio	Transamerica Small Cap Core

Transamerica Partners Small Growth Portfolio	Transamerica Small Cap Growth

Transamerica Partners Small Value Portfolio	Transamerica Small Cap Value

*	Each a series of Transamerica Funds.

(b) State the Investment Company Act file number of the fund surviving the Merger:

Transamerica Funds – Investment Company Act File Number: 811-04556

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(i) For the mergers of Transamerica Partners Core Bond Portfolio, Transamerica Partners Government Money Market Portfolio, Transamerica Partners High Yield Bond Portfolio, Transamerica Partners International Equity Portfolio, Transamerica Partners Mid Growth Portfolio, Transamerica Partners Mid Value Portfolio, Transamerica Partners Small Core Portfolio, Transamerica Partners Small Growth Portfolio and Transamerica Partners Small Value Portfolio – Form of Agreement and Plan of Reorganization filed as Exhibit A to the Proxy Statement/Prospectus; SEC Accession No. 0001193125-16-778061; Form N-14/A; Filed on November 28, 2016; Registrant – Transamerica Funds.

(ii) For the mergers of Transamerica Partners High Quality Bond Portfolio, Transamerica Partners Inflation-Protected Securities Portfolio, Transamerica Partners Large Core Portfolio, Transamerica Partners Large Growth Portfolio, Transamerica Partners Large Value Portfolio and Transamerica Partners Balanced Portfolio – Forms of Agreements and Plans of Reorganization filed as Exhibits A and B to the Proxy Statement/Prospectus; SEC Accession No. 0001193125-16-779362; Form N-14/A; Filed on November 29, 2016; Registrant – Transamerica Funds.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Transamerica Partners Portfolios, (ii) he is the Principal Executive Officer and President of Transamerica Partners Portfolios, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/ Marijn P. Smit
Marijn P. Smit
President and Chief Executive Officer